REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Partners of NRP (GP) LP
     We have audited the accompanying consolidated balance sheets of NRP (GP) LP as of December 31, 2009 and 2008. These balance sheets are the responsibility of NRP (GP) LP’s management. Our responsibility is to express an opinion on these balance sheets based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of NRP (GP) LP at December 31, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 2 and Note 10, the consolidated balance sheets have been retroactively adjusted to reflect the application of new accounting standards related to noncontrolling interest and participating securities, respectively.
/s/ Ernst & Young LLP
Houston, Texas
February 26, 2010

NRP (GP) LP
CONSOLIDATED BALANCE SHEETS
(In thousands, except for unit information)

	December 31,	December 31,
	2009	2008

ASSETS

Current assets:
Cash and cash equivalents	$86,566	$93,759
Accounts receivable, net of allowance for doubtful accounts	27,142	31,884
Accounts receivable — affiliates	4,342	1,351
Other	930	934

Total current assets	118,980	127,928
Land	24,343	24,343
Plant and equipment, net	64,267	67,204
Coal and other mineral rights, net	1,151,313	979,692
Intangible assets, net	165,160	102,828
Loan financing costs, net	2,891	2,679
Other assets, net	569	498

Total assets	$1,527,523	$1,305,172

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities:
Accounts payable and accrued liabilities	$915	$861
Accounts payable — affiliates	179	365
Obligation related to acquisition	2,969	—
Current portion of long-term debt	32,235	17,235
Accrued incentive plan expenses — current portion	6,544	4,973
Property, franchise and other taxes payable	6,164	6,122
Accrued interest	10,300	6,419

Total current liabilities	59,306	35,975
Deferred revenue	67,018	40,754
Accrued incentive plan expenses	7,371	4,242
Long-term debt	626,587	478,822
Partners’ Capital:
NRP (GP) LP partners’ capital:
Limited partner’s interest	15,423	15,617
General partner’s interest	1	1
Accumulated other comprehensive loss	(597)	(648)

Total NRP (GP) LP partners’ capital	14,827	14,970
Noncontrolling interest	752,414	730,409

Total partners’ capital	767,241	745,379

Total liabilities and partners’ capital	$1,527,523	$1,305,172

The accompanying notes are an integral part of these financial statements.

NRP (GP) LP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Basis of Presentation and Organization
     NRP (GP) LP is a Delaware limited partnership formed in April 2002 to be the general partner of Natural Resource Partners L.P. (“NRP”). Because the financial statements of NRP (GP) LP and NRP are consolidated, the two entities are collectively referred to in these financial statements as the “Partnership”.
     The Partnership engages principally in the business of owning and managing coal properties in the three major coal-producing regions of the United States: Appalachia, the Illinois Basin and the Western United States. As of December 31, 2009, the Partnership controlled approximately 2.1 billion tons of proven and probable coal reserves in eleven states (unaudited). The Partnership does not operate any mines. The Partnership leases coal reserves, through its wholly owned subsidiary, NRP (Operating) LLC, to experienced mine operators under long-term leases that grant the operators the right to mine the Partnership’s coal reserves in exchange for royalty payments. The Partnership’s lessees are generally required to make payments to the Partnership based on the higher of a percentage of the gross sales price or a fixed price per ton of coal sold, in addition to a minimum payment.
2. Summary of Significant Accounting Policies
Principles of Consolidation
     The financial statements include the accounts of NRP (GP) LP and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.
Business Combinations
     For purchase acquisitions accounted for as a business combination, the Partnership is required to record the assets acquired, including identified intangible assets and liabilities assumed at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. For additional discussion concerning the Partnership’s valuation of intangible assets, see Note 7, “Intangible Assets.”
Fair Value Measurements
     The Partnership accounts for fair value measurements, including disclosures, using Financial Accounting Standard Board’s (FASB) fair value standard. For additional discussion concerning the Partnership’s fair value measurement, see Note 9, “Fair Value Measurement”.
Use of Estimates
     Preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash Equivalents
     The Partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents.
Accounts Receivable
     Accounts receivable are recorded on the basis of tons of minerals sold by the Partnership’s lessees in the ordinary course of business, and do not bear interest. Receivables are recorded net of the allowance for doubtful accounts in the accompanying consolidated balance sheets. The Partnership evaluates the collectibility of its accounts receivable based on a combination of factors. The Partnership regularly analyzes its lessees’ accounts and when it becomes aware of a specific customer’s inability to meet its financial obligations to the Partnership, such as in the case of bankruptcy filings or deterioration in the lessee’s operating results or financial position, the Partnership records a specific reserve for bad debt to reduce the related receivable to the amount it reasonably believes is collectible. Accounts are charged off when collection efforts are complete and future recovery is doubtful. If circumstances related to specific lessees change, the Partnership’s estimates of the recoverability of receivables could be further adjusted.
Land, Coal and Mineral Rights
     Land, coal and other mineral rights owned and leased are recorded at cost. Coal and other mineral rights are depleted on a unit-of-production basis by lease, based upon coal mined in relation to the net cost of the mineral properties and estimated proven and probable tonnage therein, or over the amortization period of the contractual rights.
Plant and Equipment
     Plant and equipment consists of coal preparation plants, related coal handling facilities, and other coal processing and transportation infrastructure. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized. These assets are recorded at cost and are being depreciated on a straight-line basis over their useful lives, which range from three to twenty years.
Intangible Assets
     The Partnership’s intangible assets consist of above market contracts. Intangible assets are identified related to contracts acquired when compared to the estimate of current market rates for similar contracts. The estimated fair value of the above-market rate contracts are determined based on the present value of future cash flow projections related to the underlying assets acquired. Intangible assets are amortized on a unit-of-production basis.
Asset Impairment
     If facts and circumstances suggest that a long-lived asset or an intangible asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value. During 2009, an impairment charge related to a terminated lease from a mine closure was recognized.
Concentration of Credit Risk
     Substantially all of the Partnership’s accounts receivable result from amounts due from third-party companies in the coal industry, with approximately 65% of our total revenues being attributable to coal royalty revenues from Appalachia. This concentration of customers may impact the Partnership’s overall credit risk, either positively or negatively, in that these entities may be affected by changes in economic or other conditions. Receivables are generally not collateralized.
Deferred Financing Costs
     Deferred financing costs consist of legal and other costs related to the issuance of the Partnership’s revolving credit facility and senior notes. These costs are amortized over the term of the debt.
Property Taxes
     The Partnership is responsible for paying property taxes on the properties it owns. Typically, the lessees are contractually responsible for reimbursing the Partnership for property taxes on the leased properties. The reimbursement of property taxes is included in revenues in the statement of income as property taxes.

Share-Based Payment
     The Partnership accounts for awards under its Long-Term Incentive Plan under FASB’s stock compensation authoritative guidance. This authoritative guidance provides that grants must be accounted for using the fair value method, which requires the Partnership to estimate the fair value of the grant and charge or credit the estimated fair value to expense over the service or vesting period of the grant based on fluctuations in value. In addition, this authoritative guidance requires that estimated forfeitures be included in the periodic computation of the fair value of the liability and that the fair value be recalculated at each reporting date over the service or vesting period of the grant.
New Accounting Standards
     In January 2010, the FASB amended fair value disclosure requirements. This amendment requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, see Note 9. “Fair Value Measurements” for the definition of Level 1 and Level 2 measurements. The amendment also requires a reporting entity to present separately information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs. This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Partnership does not expect this amendment to have an impact on the Partnership’s financial position.
     In June 2009, the FASB issued a new standard amending previous consolidation of variable interest entities guidance. This amended guidance requires an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give it controlling financial interest in a variable interest entity. This amendment is effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The Partnership does not expect this adoption to have a material impact on the financial statements.
     In June 2009, the FASB issued a new standard that establishes the Codification as the source of authoritative U.S. accounting and reporting standards recognized by the FASB for use in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative GAAP for SEC registrants. This standard is effective for interim and annual reporting periods after September 15, 2009. This standard had no impact on the Partnership’s financial position.
     In May 2009, the FASB issued a subsequent events standard, which established general standards of accounting for and disclosure of events that occur subsequent to the balance sheet date but before financial statements are issued. This standard defines (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Under this standard, a public reporting entity shall evaluate subsequent events through the date the financial statements are issued. The Partnership adopted this standard for the quarter ended June 30, 2009. The adoption did not impact the financial position. As disclosed in Note 15. Subsequent Events, the Partnership evaluated events that have occurred subsequent to December 31, 2009 through the time of the issuance of the Partnership’s consolidated balance sheet on February 26, 2010.
     On April 9, 2009, the FASB issued authoritative guidance that requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This authoritative guidance also requires those disclosures in summarized financial information at interim reporting periods. This authoritative guidance was effective for interim reporting periods ending after June 15, 2009, and requires that the Partnership provide fair value footnote disclosure related to its outstanding debt quarterly but will otherwise not materially impact the financial statements. Fair value measurements are disclosed in Note 9, “Fair Value Measurements.”
     In June 2008, the FASB issued new authoritative guidance determining whether instruments granted in share-based payment transactions are participating securities. This authoritative guidance affects entities that accrue cash dividends on share-based payment awards during the awards’ service period when the dividends do not need to be returned if the employees forfeit the award. This authoritative guidance requires that all outstanding unvested share-

based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders and are considered participating securities. The provisions of this authoritative guidance were effective for the Partnership on January 1, 2009, but because distributions accrued on the Partnership’s share-based payment awards are subject to forfeiture, the adoption did not impact earnings per unit.
     In December 2007, the FASB issued a new business combination standard that establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Partnership adopted this standard on January 1, 2009 and, therefore, acquisitions accounted for as business combinations that are completed by the Partnership will be impacted by this new standard.
     In December 2007, the FASB issued a new standard that establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This authoritative guidance was adopted by the Partnership on January 1, 2009 and, therefore, the minority interest presented on the consolidated balance sheet was reclassified from the liability section to the equity section and renamed noncontrolling interest.
     In September 2006, the FASB issued a new fair value standard, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. This standard was effective for the Partnership on January 1, 2008, but in February 2008, the FASB, permitted entities to delay application of this new standard to fiscal years beginning after November 15, 2008, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). On January 1, 2009, the Partnership began applying the new fair value requirements to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed on a recurring basis.
     Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Partnership’s financial position, results of operations and cash flows.
3. Acquisitions
     AzConAgg. In December 2009, the Partnership acquired approximately 230 acres of mineral and surface rights related to sand and gravel reserves in southern Arizona from a local operator for $3.75 million.
     Colt. In September 2009, the Partnership signed a definitive agreement to acquire approximately 200 million tons of coal reserves related to the Deer Run Mine in Illinois from Colt LLC, an affiliate of the Cline Group, through eight separate transactions for a total purchase price of $255 million. Upon closing of the first transaction, the Partnership paid $10.0 million, funded through the Partnership’s credit facility, and acquired approximately 3.3 million tons of reserves associated with the initial production from the mine. Future closings anticipated through 2012 will be associated with completion of certain milestones related to the new mine’s construction.
     Blue Star. In July 2009, the Partnership acquired approximately 121 acres of limestone reserves in Wise County, Texas from Blue Star Materials, LLC for a purchase price of $24 million. As of December 31, 2009, the Partnership had funded $21.0 million of the acquisition with cash and borrowings under the Partnership’s credit facility.
     Gatling Ohio. In May 2009, the Partnership completed the purchase of the membership interests in two companies from Adena Minerals, LLC, an affiliate of the Cline Group. The companies own 51.5 million tons of coal reserves and infrastructure assets at Cline’s Yellowbush Mine located on the Ohio River in Meigs County, Ohio. The Partnership issued 4,560,000 common units to Adena Minerals in connection with this acquisition. In addition, the general partner of Natural Resource Partners granted Adena Minerals an additional nine percent interest in the general partner as well as additional incentive distribution rights.
     Massey- Jewell Smokeless. In March 2009, the Partnership acquired from Lauren Land Company, a subsidiary of Massey Energy, the remaining four-fifths interest in coal reserves located in Buchanan County, Virginia in which the Partnership previously held a one-fifth interest. Total consideration for this purchase was $12.5 million.

     Macoupin. In January 2009, the Partnership acquired approximately 82 million tons of coal reserves and infrastructure assets related to the Shay No. 1 mine in Macoupin County, Illinois for $143.7 million from Macoupin Energy, LLC, an affiliate of the Cline Group.
     Coal Properties. In October 2008, the Partnership acquired an overriding royalty for $5.5 million from Coal Properties Inc. This overriding royalty agreement is for coal reserves located in the states of Illinois and Kentucky.
     Mid-Vol Coal Preparation Plant. In April 2008, the Partnership completed construction of a coal preparation plant and coal handling infrastructure under the Partnership’s memorandum of understanding with Taggart Global USA, LLC. The total cost to build the facilities was $12.7 million.
     Licking River Preparation Plant. In March 2008, the Partnership signed an agreement for the construction of a coal preparation plant facility under the Partnership’s memorandum of understanding with Taggart Global USA, LLC. The total cost for the facility, located in eastern Kentucky, was $8.9 million.
4. Allowance for Doubtful Accounts
     Activity in the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 was as follows:

	2009	2008
	(In thousands)
Balance, January 1	$366	$1,272
Provision charged to operations:
Additions to the reserve	37	366
Collections of previously reserved accounts	(31)	(1,037)

Total charged (credited) to operations	6	(671)
Non-recoverable balances written off	—	(235)

Balance, December 31	$372	$366

5. Plant and Equipment
     The Partnership’s plant and equipment consist of the following:

	December 31,	December 31,
	2009	2008
	(In thousands)
Plant construction in process	$—	$8,524
Plant and equipment at cost	81,782	68,197
Less accumulated depreciation	(17,515)	(9,517)

Net book value	$64,267	$67,204

6. Coal and Other Mineral Rights
     The Partnership’s coal and other mineral rights consist of the following:

	December 31,	December 31,
	2009	2008
	(In thousands)
Coal and other mineral rights	$1,460,462	$1,253,314
Less accumulated depletion and amortization	(309,149)	(273,622)

Net book value	$1,151,313	$979,692

7. Intangible Assets
     In 2009, the Partnership identified $65.8 million of above market contracts relating to the Gatling Ohio and Macoupin acquisitions . Amounts recorded as intangible assets along with the balances and accumulated amortization at December 31, 2009 and 2008 are reflected in the table below:

	December 31,	December 31,
	2009	2008
	(In thousands)
Above market contracts	$173,312	$107,557
Less accumulated amortization	(8,152)	(4,729)

Net book value	$165,160	$102,828

8. Long-Term Debt
     Long-term debt consists of the following:

	December 31,	December 31,
	2009	2008
	(In thousands)
$300 million floating rate revolving credit facility, due March 2012	$28,000	$48,000
5.55% senior notes, with semi-annual interest payments in June and December, maturing June 2013	35,000	35,000
4.91% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2018	43,700	49,750
8.38% senior notes, with semi-annual interest payments in March and September, with scheduled principal payments beginning March 2013, maturing in March 2019	150,000	—
5.05% senior notes, with semi-annual interest payments in January and July, with annual principal payments in July, maturing in July 2020	84,615	92,308
5.31% utility local improvement obligation, with annual principal and interest payments, maturing in March 2021	2,307	2,499
5.55% senior notes, with semi-annual interest payments in June and December, with annual principal payments in June, maturing in June 2023	40,200	43,500
5.82% senior notes, with semi-annual interest payments in March and September, with scheduled principal payments beginning March 2010, maturing in March 2024	225,000	225,000
8.92% senior notes, with semi-annual interest payments in March and September, with scheduled principal payments beginning March 2014, maturing in March 2024	50,000	—

Total debt	658,822	496,057
Less — current portion of long term debt	(32,235)	(17,235)

Long-term debt	$626,587	$478,822

Principal payments due in:
2010	$32,235
2011	31,518
2012	58,801
2013	87,230
2014	56,175
Thereafter	392,863

$658,822

     The senior note purchase agreement contains covenants requiring our operating subsidiary to:
•	Maintain a ratio of consolidated indebtedness to consolidated EBITDA (as defined in the note purchase agreement) of no more than 4.0 to 1.0 for the four most recent quarters;
•	not permit debt secured by certain liens and debt of subsidiaries to exceed 10% of consolidated net tangible assets (as defined in the note purchase agreement); and

•	maintain the ratio of consolidated EBITDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated operating lease expense) at not less than 3.5 to 1.0.
     In March 2009, the Partnership completed a private placement of $200 million of senior unsecured notes. Two tranches of amortizing senior notes were issued: $150 million that bear interest at 8.38%; and $50 million that bear interest at 8.92%. Both tranches of the notes have semi-annual interest payments. These senior notes also provide that in the event that the Partnership’s leverage ratio exceeds 3.75 to 1.00 at the end of any fiscal quarter, then in addition to all other interest accruing on these notes, additional interest in the amount of 2.00% per annum shall accrue on the notes for the two succeeding quarters and for as long thereafter as the leverage ratio remains above 3.75 to 1.00.
     The Partnership made principal payments of $17.2 million for the years ended December 31, 2009 and 2008.
     The Partnership has a $300 million revolving credit facility, and at December 31, 2009, $272 million was available under the facility. The Partnership incurs a commitment fee on the undrawn portion of the revolving credit facility at rates ranging from 0.10% to 0.30% per annum. Under an accordion feature in the credit facility, the Partnership may request its lenders to increase their aggregate commitment to a maximum of $450 million on the same terms.
     The Partnership had $28.0 million and $48.0 million outstanding on its revolving credit facility at December 31, 2009 and 2008, respectively. The weighted average interest rate at December 31, 2009 and 2008 was 2.07% and 5.14%, respectively. Interest capitalized as part of the construction cost of Plant and Equipment was $0.2 million in 2008.
     The revolving credit facility contains covenants requiring the Partnership to maintain:
•	a ratio of consolidated indebtedness to consolidated EBITDDA (as defined in the credit agreement) of 3.75 to 1.0 for the four most recent quarters; provided however, if during one of those quarters we have made an acquisition, then the ratio shall not exceed 4.0 to 1.0 for the quarter in which the acquisition occurred and (1) if the acquisition is in the first half of the quarter, the next two quarters or (2) if the acquisition is in the second half of the quarter, the next three quarters; and
•	a ratio of consolidated EBITDDA to consolidated fixed charges (consisting of consolidated interest expense and consolidated lease operating expense) of 4.0 to 1.0 for the four most recent quarters.
The Partnership was in compliance with all terms under its long-term debt as of December 31, 2009.
9. Fair Value Measurements
     The Partnership discloses certain assets and liabilities using fair value as defined by FASB’s fair value authoritative guidance.
     FASB’s guidance describes three levels of inputs that may be used to measure fair value:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•	Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The Partnership’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying amount of the Partnership’s financial instruments included in accounts receivable and accounts payable approximates their fair value due to their short-term nature. The Partnership’s cash and cash equivalents include money market accounts and are considered a Level 1 measurement. The fair market value of the Partnership’s long-term debt was estimated to be $627.5 million and $385.5 million at December 31, 2009 and 2008, respectively, for the senior notes. The carrying value of the Partnership’s long-term debt was $658.8 million and $496.1 million at December 31, 2009 and 2008, respectively, for the senior notes. The fair value is estimated by management using comparable term risk-free treasury issues with a market rate component determined by current financial instruments with similar characteristics which is a Level 3 measurement. Since the Partnership’s credit facility is variable rate debt, its fair value approximates its carrying amount.
10. NRP’s Adoption of the Two-Class Method
     NRP adopted FASB’s authoritative guidance for master limited partnerships relating to the application of the two-class method for earnings per unit that was effective January 1, 2009. This guidance provides direction related to the calculation of earnings per unit for master limited partnerships that have Incentive Distribution Rights (IDRs) as part of their equity structure. Under the Partnership Agreement, IDRs are a separate interest from that of the General Partner and therefore are a participating security. However, IDRs participate in income only to the extent of cash distributions and such distributions as required in the Partnership Agreement are considered priority distributions. Therefore distributions on the IDRs from income for the current period are subtracted from net income prior to the determination of net income allocable to limited and general partnership interests. The adoption of the two-class method resulted in a restatement in the amount of IDRs and net income allocated to the General Partner. As provided for in the Partnership Agreement, IDRs do not have an interest in undistributed earnings and do not share in losses of the Partnership. As required by the guidance, all prior periods have been restated to conform to the new guidance.
     In connection with an acquisition, the holders of the IDRs elected to cap the distribution at Tier III for the quarters ending September 30, 2009 and December 31, 2009.
11. Related Party Transactions
Reimbursements to Affiliates of our General Partner
     The Partnership’s general partner does not receive any management fee or other compensation for its management of Natural Resource Partners L.P. However, in accordance with the partnership agreement, the general partner and its affiliates are reimbursed for expenses incurred on the Partnership’s behalf. All direct general and administrative expenses are charged to the Partnership as incurred. The Partnership also reimburses indirect general and administrative costs, including certain legal, accounting, treasury, information technology, insurance, administration of employee benefits and other corporate services incurred by our general partner and its affiliates. At December 31, 2009 and 2008, the Partnership also had accounts payable to affiliates of $0.2 million and $0.4 million, respectively.
Transactions with Cline Affiliates
     Various companies controlled by Chris Cline, lease coal reserves from the Partnership, and the Partnership provides coal transportation services to them for a fee. Mr. Cline, both individually and through another affiliate, Adena Minerals, LLC, owns a 31% interest in the Partnership’s general partner and in the incentive distribution rights of the Partnership, as well as 13,510,072 common units. At December 31, 2009 and 2008, the Partnership had accounts receivable totaling $4.0 million and $1.6 million from Cline affiliates, respectively. In addition, the Partnership has also received $16.2 million in advance minimum royalty payments that have not been recouped.
Quintana Capital Group GP, Ltd.
     Corbin J. Robertson, Jr. is a principal in Quintana Capital Group GP, Ltd., which controls several private equity funds focused on investments in the energy business. In connection with the formation of Quintana Capital, the Partnership adopted a formal conflicts policy that establishes the opportunities that will be pursued by the Partnership and those that will be pursued by Quintana Capital. The governance documents of Quintana Capital’s affiliated investment funds reflect the guidelines set forth in NRP’s conflicts policy.
     A fund controlled by Quintana Capital owns a significant membership interest in Taggart Global USA, LLC, including the right to nominate two members of Taggart’s 5-person board of directors. The Partnership currently has a memorandum of understanding with Taggart Global pursuant to which the two companies have agreed to jointly pursue the development of coal handling and preparation plants. The Partnership owns and leases the plants to Taggart Global, which designs, builds and operates the plants. The lease payments are based on the sales price for the coal that is processed through the facilities. To date, the Partnership has acquired four facilities under this agreement with Taggart with a total cost of $46.6 million. At December 31, 2009 and 2008, the Partnership had accounts receivable totaling $0.2 million and $0.4 million from Taggart, respectively.
     A fund controlled by Quintana Capital owns Kopper-Glo, a small coal mining company that is one of the Partnership’s lessees with operations in Tennessee. At December 31, 2009 and 2008, the Partnership had accounts receivable totaling $0.1 million and $0.2 million from Kopper-Glo, respectively.
Office Building in Huntington, West Virginia
     In 2008, Western Pocahontas Properties completed construction of an office building in Huntington, West Virginia. On January 1, 2009, the Partnership began leasing substantially all of two floors of the building from Western Pocahontas Properties and pays $0.5 million in lease payments each year through December 31, 2018.
12. Commitments and Contingencies
Legal
     The Partnership is involved, from time to time, in various legal proceedings arising in the ordinary course of business. While the ultimate results of these proceedings cannot be predicted with certainty, Partnership management believes these claims will not have a material effect on the Partnership’s financial position, liquidity or operations.
Acquisition
     In conjunction with a definitive agreement, the Partnership may be obligated to purchase in excess of 190 million additional tons of coal reserves from Colt, LLC for an aggregate purchase price of $245 million over the next two years as certain milestones are completed related to construction of a new mine.
Environmental Compliance
     The operations conducted on the Partnership’s properties by its lessees are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. As owner of surface interests in some properties, the Partnership may be liable for certain environmental conditions occurring at the surface properties. The terms of substantially all of the Partnership’s leases require the lessee to comply with all applicable laws and regulations, including environmental laws and regulations. Lessees post reclamation bonds assuring that reclamation will be completed as required by the relevant permit, and substantially all of the leases require the lessee to indemnify the Partnership against, among other things, environmental liabilities. Some of these indemnifications survive the termination of the lease. The Partnership has neither incurred, nor is aware of, any material environmental charges imposed on it related to its properties as of December 31, 2009. The Partnership is not associated with any environmental contamination that may require remediation costs.
Lease
     On January 1, 2009, the Partnership leased it office facilities in Huntington, WV under a lease that requires annual payments of $0.5 million for each year through December 31, 2018.
14. Incentive Plans
     GP Natural Resource Partners LLC adopted the Natural Resource Partners Long-Term Incentive Plan (the “Long-Term Incentive Plan”) for directors of GP Natural Resource Partners LLC and employees of its affiliates who perform services for the Partnership. The compensation committee of GP Natural Resource Partners LLC’s board of directors administers the Long-Term Incentive Plan. Subject to the rules of the exchange upon which the common units are listed at the time, the board of directors and the compensation committee of the board of directors have the right to alter or amend the Long-Term Incentive Plan or any part of the Long-Term Incentive Plan from time to time. Except upon the occurrence of unusual or nonrecurring events, no change in any outstanding grant may be made that would materially reduce the benefit intended to be made available to a participant without the consent of the participant.
     Under the plan a grantee will receive the market value of a common unit in cash upon vesting. Market value is defined as the average closing price over the 20 trading days prior to the vesting date. The compensation committee may make grants under the Long-Term Incentive Plan to employees and directors containing such terms as it determines, including the vesting period. Outstanding grants vest upon a change in control of the Partnership, the general partner, or GP Natural Resource Partners LLC. If a grantee’s employment or membership on the board of directors terminates for any reason, outstanding grants will be automatically forfeited unless and to the extent the compensation committee provides otherwise.
     A summary of activity in the outstanding grants for the year ended December 31, 2009 are as follows:

Outstanding grants at the beginning of the period	571,284
Grants during the period	207,366
Grants vested and paid during the period	(125,052)
Forfeitures during the period	—

Outstanding grants at the end of the period	653,598

     Grants typically vest at the end of a four-year period and are paid in cash upon vesting. The liability fluctuates with the market value of the Partnership units and because of changes in estimated fair value determined each quarter using the Black-Scholes option valuation model. Risk free interest rates and historical volatility are reset at each calculation based on current rates corresponding to the remaining vesting term for each outstanding grant and ranged from 0.65% to 1.57% and 44.17% to 57.65%, respectively at December 31, 2009. The Partnership’s historical dividend rate of 6.55% was used in the calculation at December 31, 2009. The Partnership accrued expenses related to its plans to be reimbursed to its general partner of $10.6 million for the year ended December 31, 2009. During 2008, the Partnership reversed accruals of approximately $0.3 million due to the decrease in unit price from December 31, 2007 to December 31, 2008. In connection with the Long-Term Incentive Plans, cash payments of $2.9 million and $3.2 million were paid during each of the years ended December 31, 2009 and 2008, respectively. The grant date fair value was $31.01 and $36.22 per unit for awards in 2009 and 2008, respectively and the unaccrued cost associated with the unvested outstanding grants at December 31, 2009 was $8.2 million.
     In connection with the phantom unit awards granted in February 2008 and 2009, the CNG Committee also granted tandem Distribution Equivalent Rights, or DERs, which entitle the holders to receive distributions equal to the distributions paid on the Partnership’s common units. The DERs have a four-year vesting period, and the Partnership accrues the cost of the distributions over that period. The expense associated with the DERs is included in the LTIP accrual for each year.
15. Subsequent Events (Unaudited)
     The following represents material events that have occurred subsequent to December 31, 2009 through the time of the issuance of the Partnership’s consolidated balance sheet on February 26, 2010:
Acquisitions
     On January 11, 2010, the Partnership closed the second transaction with Colt LLC, an affiliate of the Cline Group. The Partnership paid $40.0 million, funded through its credit facility, and acquired approximately 19.5 million tons of reserves.
     On January 15, 2010, the Partnership paid the final $3.0 million of the total of $24.0 million for the acquisition of limestone reserves from Blue Star Materials, LLC, which was funded through its credit facility.
Distributions
     On February 12, 2010, NRP paid a quarterly distribution of $0.54 per unit to all holders of common units.
On February 16, 2010, NRP (GP) LP paid a quarterly of $3.9 million to all partners of the general partner.